Exhibit 99.2

  Q3 2024   EARNINGS CALL  OFER HAVIV | PRESIDENT & CEO  November 21, 2024

 This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss Evogene’s strategy and vision, Evogene’s value proposition and ability to identify and optimize candidates, enhance the likelihood of achieving breakthrough products within competitive timelines and in a cost-effective way, Evogene’s investments in and ability to develop novel products, applications and capabilities, expected benefits from the integration with Google Cloud, potential partnerships and Evogene’s ability to harness value and leverage ChemPass AI, the expected timing of and ability of Casterra to supply purchase orders, the expected timing of Lavie Bio’s sales, AgPlenus’ pipeline, Biomica’s BMC128’s future activity, and Evogene’s projected cash usage for 2024 and Evogene anticipated continued revenue growth in for 2024. .   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2  2  FORWARD LOOKING STATEMENT

 Earnings Call Q3 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  Q&A  3  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 4  4  CEO Update  Q3 Financial highlights:  In the first nine months of 2024, total revenues reached approximately $6.9 million compared to $5.1 million in the first nine months 2023.   In Q3 of 2024, total revenues reached approximately $1.8 million, compared to $3.8 million in Q3 2023. The revenues in Q3 2024, are mainly based on Casterra’s seed sales. The revenues in Q3 2023 included a license fee payment of $2.5 million received by Lavie Bio.  In full year 2024, we anticipate continued revenue growth compared to the previous year, mainly upon Casterra’s starting of supply of existing seed orders, initiated in Aug. 2024.  G&A expenses in Q3 2024 included expenses of $1.4 million resulting from Evogene’s fundraising and an allowance for a doubtful debt of one of Casterra’s seed suppliers. Other G&A expenses in Q3 2024 amounted to $1.5 million, unchanged compared to Q3 2023.  In the first nine months of 2024, operating loss was approximately $17.6 million, which included the G&A expenses of $1.4 million and other expenses of $0.5 million, compared to $18.9 million in the first nine months of 2023.

 5  5  CEO Update  Q3 Financial highlights:  In the first nine months of 2024, financing expenses net, were approximately $0.38 million, compared to financing income of $0.23 million in the first 9-months of 2023. The financing expenses in the first nine months of 2024 net, included $0.88 million expenses related to accounting treatment of warrants issued as part of Evogene’s fundraising.  Projected cash usage for 2024, without Biomica and Lavie Bio, is approximately $8-10 million compared to $12.5 million in 2023.  In August 2024, Evogene completed a fundraising totaling $5.5 million of gross proceeds, including ordinary shares and two sets of warrants.

 6  6  CEO Update  Q3 Business Highlights:  Evogene  Collaboration with Google Cloud to pioneer generative AI foundation model for novel small molecule design.  Second year grant approval received from Israel Innovation Authority to continue collaboration with Watershed AC (formerly Colors Farm) & BGU, focused on improving crustacean traits utilizing CRISPR technology.  Casterra  Seed production in Brazil - Completion of growing and harvesting season (July); seed shipment initiated.  Seed production in Africa:  - Achieving key milestone in operational expansion, with completion of first shipment of over 100 tons of castor seeds grown and processed in Kenya.  - Completion of current harvest season by Jan. 2025, supporting current and future demands; Supply to customers initiated at end of Q3, and continuing.  Current harvest season in Africa is expected to be completed by Q1 2025, supporting current and future demands.   Casterra is expected to supply a significant portion of its existing seed orders by the end of 2024.   Casterra and its business partners are currently discussing the supply schedule, quantity and seed varieties of the remainder of the orders and future orders in 2025.

CEO Update

Q3 Business Highlights:

Lavie Bio

- Commercial expansion of Yalos® to winter wheat (July) and at present (November) to soybean. Spring 2025, expected initial sales for soybean.
- Advancement of LAV321, a bio-fungicide targeting downy mildew, to pre-commercialization, following successful field trial results.

AgPlenus

- A new fungicide program focusing on Septoria; 3 proteins predicted by ChemPass AI as targets, verified to be essential in Septoria.
- Identification of ~ 1,000 compounds predicted to be effective in the protein targets, currently under testing.

Biomica

- Phase I of clinical study for microbiome-based therapeutic BMC128 is near completion, with prolonged positive response of 5 patients, still active in the study.
- Positive feedback from the FDA following a pre-IND meeting earlier this year, with current preparation for the IND submission.

evogene DECODING BIOLOGY 7

 Earnings Call Q3 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  Q&A  8  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 OUR VISION  PIONEER GROUNDBREAKING LIFE-SCIENCE PRODUCTS ROOTED IN MICROBES, SMALL MOLECULES, AND GENOMICS  DECODING BIOLOGY  9

 DISCOVERY & OPTIMIZATION   WE DIRECT AND ACCELERATE LIFE-SCIENCE PRODUCT   through 3 dedicated AI tech-engines  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  The Result:  Promising candidates addressing multiple development challenges towards successful life-science-based products.  PROBABILITY OF SUCCESS   TIME   COST   10

 11  COLLABORATION with Google Cloud  Oct. 31 - Collaboration with Google Cloud to pioneer generative AI foundation model for novel small molecule design.   The collaboration has the power to foster breakthroughs in small molecule innovation for life science-based products

A WORLD OF OPPORTUNITIES FOR OUR AI TECH ENGINES



CPB
MICROBES
SMALL MOLECULES
GENETIC ELEMENTS
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
MicroBoost AI
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Probiotics
Dietary supplements
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
ChemPass AI
Crop protection
Chemical stimulants
Animal healthcare
Animal fertility
Pharmaceuticals
Advanced wound care
Medical device coating
Flavors and Fragrances
GeneRator AI
Improved crops
Alternative food
Medical Cannabis
Gene therapy
Cell therapy
Diagnostics & precision medicine
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene DECODING BIOLOGY 12

 13  BUSINESS STRATEGY  Capture the value of our AI tech-engines through diverse collaborative partnerships to accelerate life-science product development  Partnering with experts in specific fields complements our technology, enabling groundbreaking innovations and financial gains for Evogene.  EVOGENE AI Tech Engines  Novel Life-Science   Product  PARTNER  Specific Expertise  MAXIMUM POTENTIAL MINIMUM RISK

 Aquaculture  Licensing   Collaboration  Improved crops  Crop protection  Pharmaceuticals  Microbials for crops  Therapeutic microbials  14  LICENSING & COLLABORATION | CURRENT STATUS  Food-Tech  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  SMALL MOLECULES  GENETIC ELEMENTS  MICROBES

 October 8 - Watershed AC (formerly Colors Farm), Evogene and Ben-Gurion University received approval for second year grant to continue the collaboration focused on improving crustacean traits utilizing gene editing technology.  EVOGENE COLLABORATIONS  Efforts to advance collaborations with companies focused on drug development based on small molecules, through the unique capabilities of ChemPass AI.  15

 16  Group  COMMERCIAL & FINANCIAL PARTNERS  Investment & Collaboration  Collaboration  Investment & Collaboration  Collaboration  Collaboration  Investment  Collaboration  Collaboration  Collaboration  Collaboration  Collaboration

 Earnings Call Q3 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  Q&A  17  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 18  Casterra focuses on developing integrated solutions for large-scale castor bean cultivation, utilizing GeneRator AI tech-engine  July 31 - Successfully completed castor seed growing and harvesting season in Brazil with shipments planned to be initiated starting Q3 2024.  Oct. 29 - Achieving key milestone in operational expansion in Africa, with completion of first shipment of over 100 tons of castor seeds grown and processed in Kenya.  As a result of the extended rain season in Africa, current harvest season in Africa is expected to be completed by Q1 2025, supporting current and future demands.   Casterra is expected to supply a significant portion of its existing seed orders by the end of 2024.  Casterra and its business partners are currently discussing the supply schedule, quantity and seed varieties of the remainder of the orders and future orders in 2025.       Powered by

lavie bio
better by nature

Powered by MicroBoost AI

Lavie Bio, a global leader in developing next generation ag-biological products, leveraging *MicroBoost AI* tech-engine

- July 2 - Commercial expansion of Yalos® to winter wheat. Initial sales to growers started in Q3 2024.
- July 17 - ICL and Lavie Bio announced a milestone in developing bio-stimulant solutions leveraging AI, by identifying over a dozen novel microbes within 12 months, for crops facing extreme weather conditions.
- Sept. 30 - Grant received from IIA to advance the development of 'MicroFermentor', a unique technology that can change the economics of ag-biologicals.
- Nov. 12 - Positive results for Yalos® as seed-treatment for soybean. Initial sales to growers expected in spring 2025.
- Nov. 19 - Advancement of LAV321, targeting downy mildew, to pre-commercialization, following successful 2024 field trial results.



evogene
19

agPlenus

Powered by ChemPass AI

AgPlenus specializes in developing novel and sustainable crop protection products, utilizing Evogene's *ChemPass AI* tech-engine

- Collaborations: Bayer and Corteva collaborations advancing according to plan.

- Pipeline:
  - Septoria, novel fungicide program - 3 out of 3 predicted proteins have been verified to be essential in Septoria.
  - Ongoing testing of ~1,000 compounds against Septoria targets; currently at least one target is showing high rates of in vitro hits.


agPlenus

evogene
20

21  Biomica specializes in developing microbiome-based therapeutics for human health, utilizing Evogene's MicroBoost AI tech-engine  BMC128 continued phase I clinical study, with prolonged positive response of 5 patients.  Pre IND meeting with positive feedback from the FDA, and preparation for IND submission.  Manufacturing of clinical batch of BMC128 as part of preparation for FDA approved phase II clinical study.  2 new programs initiated: longevity & obesity, following extensive evaluations of over 40 possible indications. Acquisition and partial analysis of relevant data for the new programs.   Powered by

 Earnings Call Q3 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  Q&A  22  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 CFO UPDATE  ה  ה  23

 CFO UPDATE  Evogene Financial Performance Q3 2024  24

 Earnings Call Q3 2024  AGENDA  Financial & Business Highlights  Evogene Overview  Subsidiaries’ Achievements  Q&A  25  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

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